Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of a press release issued by The McClatchy Company on June 26, 2006.

Contacts for The McClatchy Company:	Contacts for HM Capital Partners:
Investors: Elaine Lintecum	Roy Winnick or Mark Semer
916-321-1846	Kekst and Company
212-521-4842 or 4802

Press: Ellen Gonda or Christina Stenson
Brunswick Group
212-333-3810

McCLATCHY TO SELL WILKES-BARRE TIMES LEADER TO INVESTOR GROUP LED

BY RICHARD CONNOR AND HM CAPITAL PARTNERS;

McClatchy Gets Sales Agreements for 12 Papers Ahead of Closing Knight Ridder

Acquisition

SACRAMENTO, CA and WILKES-BARRE, PA, June 26, 2006 – The McClatchy Company (NYSE: MNI) today announced that it has reached a definitive agreement to sell the Times Leader of Wilkes-Barre, Pa., to The Wilkes-Barre Publishing Company Inc., a firm newly formed by Richard L. Connor in partnership with local Wilkes-Barre investors and HM Capital Partners, LLC. The purchase covers the Times Leader and certain publications and websites related to the newspaper. Terms of the transaction were not disclosed.

The Times Leader is currently owned by Knight-Ridder Inc., which McClatchy has agreed to acquire. The parties intend to complete the transaction as quickly as possible following the closing of McClatchy’s acquisition of Knight Ridder, subject to regulatory approvals and customary closing conditions.

Mr. Connor served as President and Publisher of the Times Leader from 1978 to 1986 and is Chairman of Texas Community Newspapers, based in Fort Worth, Tex. HM Capital Partners has a long track record of successful investment in media-related enterprises.

“This sale represents a win for all the stakeholders: readers, advertisers, employees and the community of Wilkes-Barre. We were particularly pleased to find buyers with community roots and direct experience with the Times Leader. Experienced management and committed owners will serve them well,” said Gary Pruitt, Chief Executive Officer of McClatchy. “We wish the staff and management every success as they work together to build an even stronger newspaper going forward.”

Mr. Connor said: “We are excited by the opportunity to continue the tradition of solid journalism that has been practiced here for many years and to remain a committed member of the community. Wilkes-Barre has been and will remain a great newspaper town.”

“With this sale, we have reached agreements on all 12 papers we intended to divest, and done so ahead of closing the acquisition of Knight Ridder,” Pruitt said. “We know all these buyers have the long-term best interests of the communities, publications and employees at heart.”

In all, McClatchy stands to receive about $2.1 billion from buyers of the 12 papers, a total that represents a multiple of 11 times their trailing 12-month cash flows. McClatchy’s acquisition of Knight Ridder represented about 9.5 times cash flow for the company. Proceeds from the divestitures, which were in line with McClatchy’s expectations, will be used to pay down debt from the Knight Ridder acquisition.

At the request of the buyer, no sales multiple for the Times Leader sale was released, since doing so would reveal cash flow details at the newspaper.

Dirks, Van Essen & Murray served as broker to McClatchy in this transaction. Wilson Sonsini Goodrich & Rosati served as legal counsel to McClatchy, and Weil, Gotshal & Manges served as legal counsel to HM Capital Partners.

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About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, Calif., is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, N.C.), The News Tribune (Tacoma, Wash.), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol MNI.

About HM Capital Partners, LLC

HM Capital Partners, based in Dallas, is a private equity firm that leverages its sector expertise to acquire, change and build strategically relevant businesses. The firm is currently managing a $1.6 billion fund. Its past and present media investments include, among others, Marcus Cable Company, AMFM Inc., Clear Channel Communications, Sunrise Television Corporation, LIN Television Corporation, Choice Cable, Yell!, Persona Communications and Canadian Phone Directories.

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Background to the Transaction

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

McClatchy has announced definitive sales agreements for those 12 papers and will receive about $2.1 billion, a multiple of about 11.0 times the trailing 12-month cash flows at those papers. “These full, fair prices came very much within our range of expectations, and we are very pleased with the result of the sales,” Pruitt said.

The company expects to close sales on six of those transactions this week, including two newspapers in Philadelphia, the Inquirer and Daily News; the Duluth (Minn.) News Tribune; the Grand Forks (N.D.) Herald; the Aberdeen (S.D.) American News; and the Ft. Wayne (Ind.) News-Sentinel. Closing of sales involving six other newspapers are pending: sales of the Akron (Oh.) Beacon Journal and Wilkes-Barre (Pa.) Times Leader are expected to be complete in July; and a four-paper sale to MediaNews Group and Hearst Corp., involving the San Jose Mercury News, Contra Costa Times and Monterey Herald in California and the St. Paul (Minn.) Pioneer Press is being reviewed by the U.S. Department of Justice. McClatchy is responding actively to assist that inquiry and is working to complete the MediaNews/Hearst transaction as quickly as possible.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders, and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (Calif.) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

On June 7, 2006, McClatchy entered into definitive agreements to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc.; The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and websites related to the newspaper to The Nutting Company, Inc.; the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company; and the Aberdeen American News to Schurz Communications, Inc. Combined proceeds from the sales are expected to be about $450 million.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Philadelphia Media Holdings LLC, Schurz

Communications, Inc., The Nutting Company, Inc., Forum Communications Company, Sound Publishing Holdings, Inc. and HM Capital Partners, the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder.

Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.